April 26, 2013

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

450 Fifth Street, N.W.

Washington, DC 20549

Dear Ms. Blume:

We thank you for your additional comment letter dated April 12, 2013 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. The comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the year ended September 30, 2012

Note A – The Company and Its Significant Accounting Policies

General

1.	We have reviewed your response to prior comment one from our letter dated February 14, 2013. As previously requested, please tell us and revise your future filings to disclose the reasons for any significant changes in your litigation funding revenues (as included in other income) during the periods presented. Include the reason for any significant changes during the quarter ended December 31, 2012.

Significant changes in litigation funding revenue would be caused primarily by the increase or decrease of the level of advances to personal injury claimants from one period to another and the increase or decrease in the interest rates applied to the advances. Other items impacting the level of income would be fees associated with the cases and adjustments to final amounts of the contractual arrangements.

The change in the personal injury component of other income for the three month period ended December 31, 2012 as compared to the three month period ended December 31, 2011 is primarily due to the increased level of investment in personal injury cases since the inception of the personal injury business in December 2011. Investments in personal injury increased by $3.2 million to $7.6 million in the first quarter of fiscal year 2013 from $4.4 million in the first quarter of fiscal year 2012. The investment level in personal injury cases was $23.0 million at December 31, 2012.

2.	We have reviewed your proposed disclosure in response to prior comment one. You state that you recognize revenue on your personal injury claimant loans “based upon the results of the closed cases and the estimated returns on the open cases.” Please revise to provide further clarification as to how open and closed cases are used to estimate revenues. For example, explain whether you use the results of closed cases to estimate the returns on open cases and describe your accounting when actual revenues are different than those previously estimated.

Open case revenue is estimated, recognized and accrued at a rate based on the expected realization and underwriting guidelines and facts and circumstances for each individual case.

When a case is closed and the cash is received for the advance provided to a claimant, revenue is recognized based upon the contractually agreed upon interest rate, and if applicable, adjusted for any changes due to a settled amount and fees charged to the claimant.

The revenue entries are recorded on a monthly basis for closed and open cases and reversed in the subsequent month which would allow any adjustments (increases or decreases) to flow through the current period activity. Any losses are recognized upon discovery.

A valuation allowance is recorded and is included as a part of General & Administrative expenses to account for any historical trends, adjustments that may occur at the settlement of the case or lost cases which would result in a write off.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

Robert J. Michel

Chief Financial Officer